# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TAT TECHNOLOGIES LTD, CIK 0000808439
CUSIP: M8740S227
Title of class of securities: Ordinary Shares, NIS 0.90 Par Value
Address of issuer's principal executive offices: 9335 Harris Corners Pkwy, Charlotte, North Carolina (NC), 28269
Date of event which requires filing of this statement: 08/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001639753

## Reporting persons
- Kranot Hishtalmut Le Morim Ve Gananot Havera Menahelet LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 811,583; sole dispositive power 0; shared dispositive power 811,583; aggregate amount beneficially owned 811,583 (6.25% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is Based on 12,998,137 Ordinary Shares outstanding as of June 30, 2026 (as reported by the issuer on its 6-K form published on August 5, 2026).
- Kranot Hishtalmut Le Morim Tichoniim Havera Menahelet LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 811,583; sole dispositive power 0; shared dispositive power 811,583; aggregate amount beneficially owned 811,583 (6.25% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is Based on 12, 998,137 Ordinary Shares outstanding as of June 30, 2026 (as reported by the issuer on its 6-K form published on August 5, 2026).

## Item 1. Issuer
Name of issuer: TAT TECHNOLOGIES LTD
Address of issuer's principal executive offices: 9335 Harris Corners Pkwy, Charlotte, NC, 28269.

## Item 2. Person Filing
Name of person filing:
Kranot Hishtalmut Le Morim Ve Gananot Hevera Menahelet Ltd.

Kranot Hishtalmut Le Morim Tichoniim Hevera Menahelet Ltd.
Address of principal business office or, if none, residence:
Kranot Hishtalmut Le Morim Ve Gananot Hevera Menahelet Ltd. - 8 Sderot Sha'ul HaMelech St., Tel Aviv 64733, Israel

Kranot Hishtalmut Le Morim Tichoniim Hevera Menahelet Ltd. - 8 Sderot Sha'ul HaMelech St., Tel Aviv 64733, Israel
Citizenship:
Kranot Hishtalmut Le Morim Ve Gananot Hevera Menahelet Ltd. - Israel

Kranot Hishtalmut Le Morim Tichoniim Hevera Menahelet Ltd. - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of cover page of each reporting person.

On August 24, 2026, the securities reported herein were beneficially owned as follows:

603,789 Ordinary Shares (representing 4.65% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Kranot Hishtalmut Le Morim Ve Gananot Hevera Menahelet Ltd.

207,794 Ordinary Shares (representing 1.6% of the total Ordinary Shares outstanding) beneficially owned by provident funds managed by Kranot Hishtalmut Le Morim Tichoniim Hevera Menahelet Ltd.

The securities reported herein are beneficially owned by Kranot Hishtalmut Le Morim Ve Gananot Hevera Menahelet Ltd. and Kranot Hishtalmut Le Morim Tichoniim Havera Menahelet Ltd. (the "Management Companies") which manages various education funds (referred to in Hebrew as "Kranot hishtalmut"). The Management Companies operate under independent management and make their own independent voting and investment decisions. Although the Management Companies uses third-party portfolio management services to make investment and voting decisions with regard to the securities held by such funds, it is filing this Form 13G for the sake of caution. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the education funds. This Statement shall not be construed as an admission by each of the Management Companies that it is the beneficial owner of any of the securities covered by this Statement, and each of the Management Companies disclaims beneficial ownership of any such securities.
Percent of class: See row 11 of cover page of each reporting person
Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person
Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
Sole power to dispose or to direct the disposition: See row 7 of cover page of each reporting person
Shared power to dispose or to direct the disposition: See row 8 of cover page of each reporting person and note in Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement filed by and among the Reporting Persons, dated as of September 2, 2026.

## Signatures
- Kranot Hishtalmut Le Morim Ve Gananot Havera Menahelet LTD: /s/ Eyal Gabbai, Joint Chief Executive Officer (09/02/2026)
- Kranot Hishtalmut Le Morim Ve Gananot Havera Menahelet LTD: /s/ Donnie Calic, Joint Chief Executive Officer (09/02/2026)
- Kranot Hishtalmut Le Morim Tichoniim Havera Menahelet LTD: /s/ Donnie Calic, Joint Chief Executive Officer (09/02/2026)
- Kranot Hishtalmut Le Morim Tichoniim Havera Menahelet LTD: /s/ Eyal Gabbai, Joint Chief Executive Officer (09/02/2026)